Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited Fourth Quarter and Full Fiscal Year 2013 Results

Exceeded Guidance with Full Fiscal 2013 Net Revenue up 29.9% YoY

Achieved Full Fiscal Year Operating Income of RMB13.6 Million

Shenzhen, China, August 28, 2013– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the fourth quarter and full fiscal 2013 ended June 30, 2013.

Fourth Quarter Fiscal 2013 Financial Highlights (compared to fourth quarter fiscal 2012)

-	Net revenue increased 36.7% to RMB63.8 million (US$10.4 million)
-	Gross profit increased 29.7% to RMB30.0 million (US$4.9 million), and gross profit margin was 47.0%
-	Operating income was RMB13.8 million (US$2.2 million) as compared to an operating loss of RMB54.4million
-	Net income was RMB15.9 million (US$2.6 million), compared to a net loss of RMB 54.2million
-	Non-GAAP net income, excluding share based compensation expenses and impairment loss on goodwill and intangible assets, was RMB15.9million (US$2.6 million), compared to a Non-GAAP net income of RMB6.9 million
-	Basic and diluted earnings per share were RMB0.32 (US$0.05) as compared to basic and diluted losses per share of RMB1.57
-	Non-GAAP basic and diluted earnings per share were RMB0.32 (US$0.05) as compared to non-GAAP basic and diluted earnings per share of RMB0.10

Full Fiscal 2013 Highlights (compared to full fiscal 2012)

-	Net revenue increased 29.9% year-over-year to RMB 211.8 million (US$34.5 million)
-	Gross profit increased 18.4% year-over-year to RMB 90.8 million (US$14.8 million), and gross profit margin was 42.9%
-	Operating income was RMB13.6 million (US$2.2 million) as compared to an operating loss of RMB61.3 million
-	Net income was RMB22.8 million (US$3.7 million) as compared to a net loss of RMB47.7 million
-	Non-GAAP net income, excluding impairment loss on goodwill and intangible assets and share based compensation expenses, was RMB23.7 million (US$3.9 million) as compared to non-GAAP net income of RMB15.5 million
-	Basic and diluted earnings per share were RMB0.47 (US$0.08) as compared to basic and diluted loss per share of RMB1.47
-	Non-GAAP basic and diluted earnings per share were RMB0.49 (US$0.08), compared to non-GAAP basic and diluted earnings per share of RMB0.26
-	Total student enrollments reached approximately 21,200, representing an increase of approximately 26% year over year
-	Total school, kindergarten and training centers network was 64, representing an increase of 23 % year over year

Dong Xu, Chairman and Chief Executive Officer of Noah, said, “Our fiscal year 2013 has been a year of phenomenal profitable growth. We are very pleased that Noah has delivered and exceeded internal and external expectations across all operating metrics. Revenue increase for the fourth quarter has been driven by strong growth across all businesses, led by kindergartens at 47%.”

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Mr. Xu continued, “Noah is focused on providing first-class kindergarten education services, and our acquisitions of DDK Consulting and Xiaoxiao Consulting have proven a successful strategy for the Company, contributing 15.6% revenue growth in the fiscal year. “

“Our organic growth has been remarkable with increased utilization across all our schools. Going forward into fiscal 2014, we will continue to drive growth of the Company organically, with focus on cost and operational efficiency to ensure a sustainable and profitable growth. In addition, with Noah’s expanded portfolio, we plan to consolidate our multi-brand strategy in kindergarten with an integrated operating platform to enhance kindergarten operation and interaction with the parents of our students, as well as expand our diversified service offering further, which we believe will add long-term value to shareholders.” added Mr Xu.

Dora Li, Chief Financial Officer, added, “While the fourth quarter of a fiscal year is typically a strong quarter for Noah, we are pleased to have achieved an improved blended margin of 47%, which have been helped by our operational leverage and successful cost improvement initiatives despite the rising costs of teaching staff affecting the entire sector. Our aim is to maintain a sustainable cost structure that will help Noah remain competitive in the midst of the wage inflation environment.”

Fourth Quarter and Full Fiscal Year 2013 Financial Results

Net revenue

Net revenue for the fourth quarter of fiscal 2013 increased 36.7% year-over-year to RMB63.8 million (US$10.4 million) from RMB46.7 million. Net revenue for fiscal 2013 increased 29.9% year-over-year to RMB211.8 million (US$34.5 million) from RMB163.0 million. The increases were driven mainly by the organic growth, acquisition of kindergartens and incremental revenue from the newly opened school.

In terms of revenue breakdown by business service for the fourth quarter of fiscal 2013, revenue from kindergartens increased 47.0% year-over-year to RMB35.0 million (US$5.7 million) from RMB23.8 million, mainly driven by incremental revenue contribution from DDK Consulting and Xiaoxiao Consulting, which were acquired in the second quarter of fiscal 2013. Revenue from primary and secondary schools increased 38.7% year-over-year to RMB19.0 million (US$3.1 million) from RMB13.7 million due to revenue contribution from the newly opened school and expansion of existing mature schools. Revenue from supplemental education, which includes franchised fees, English training courses and sale of teaching materials, increased 6.5% year-over-year to RMB9.8 million (US$1.6 million) from RMB9.2 million, due to the increase in franchised fee and English training courses.

In terms of revenue breakdown by business service for fiscal 2013, revenue from kindergartens increased 40.3% year-over-year to RMB115.2 million (US$18.8 million) from RMB82.1 million, mainly driven by revenue contribution from DDK Consulting and Xiaoxiao Consulting. Revenue from primary and secondary schools increased 34.4% year-over-year to RMB60.5 million (US$9.9 million) from RMB45.0 million due to revenue contribution from the newly opened school and expansion of existing mature schools. Revenue from supplemental education increased 0.3% year-over-year to RMB36.0million (US$5.9 million) from RMB35.9 million.

Services	Q4FY2013		Q4FY2012		FY2013		FY2012
	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue
Kindergartens	35.0	54.9%	23.8	51.0%	115.2	54.4%	82.1	50.4%
Primary and secondary schools	19.0	29.8%	13.7	29.3%	60.5	28.6%	45.0	27.6%
Supplemental education	9.8	15.3%	9.2	19.7%	36.0	17.0%	35.9	22.0%
Total	63.8	100.0%	46.7	100.0%	211.8	100.0%	163.0	100.0%

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Gross profit and gross profit margin

Gross profit for the fourth quarter of fiscal 2013 increased 29.7% year-over-year to RMB30.0 million (US$4.9 million) from RMB23.1 million. Gross profit for the fiscal 2013 increased 18.4% year-over-year to RMB90.8 million (US$14.8 million) from RMB76.6 million. The increase in gross profit was primarily driven by the continued strong growth of the kindergarten, as well as the primary and secondary schools operations.

Gross profit margin for the fourth quarter of fiscal 2013 was 47.0%, compared to 49.5% in the fourth quarter of fiscal 2012. Gross profit margin for fiscal 2013 was 42.9%, compared to 47.0% in fiscal 2012. The contraction in margins was mainly due to an expanded portfolio of revenue contributed by kindergartens, which accounted for 54.9% and 54.4% of total revenue for the fourth quarter and full fiscal 2013, respectively, compared to 51.0% and 50.4% of total revenue for the fourth quarter and full fiscal 2012, respectively.

Operating expenses

Total operating expenses for the fourth quarter of fiscal 2013 was RMB24.0 million (US$3.9 million) as compared to RMB82.6 million in the fourth quarter of fiscal 2012. Operating expenses for fiscal 2013 was RMB97.7 million (US$15.9 million) as compared to RMB155.4 million in fiscal 2012.

Research and development (“R&D”) expenses for the fourth quarter of fiscal 2013 was RMB0.5 million (US$0.08 million) as compared to RMB0.8 million in the same period of fiscal 2012. R&D expenses for fiscal 2013 were RMB2.1 million (US$0.3 million) as compared to RMB3.1 million in fiscal 2012. As a percentage of net revenue, R&D expenses decreased to 0.8% in the fourth quarter of fiscal 2013 from 1.8% in the same quarter of fiscal 2012, and decreased to 1.0% in fiscal 2013 from 1.9% in fiscal 2012. The R&D investment is focused on the development of teaching materials.

Sales and marketing (“S&M”) expenses for the fourth quarter were RMB1.8 million (US$0.3 million) as compared to RMB1.6 million in the same quarter of fiscal 2012. S&M expenses for fiscal 2013 were RMB6.3 million (US$1.0 million) as compared to RMB6.1 million in fiscal 2012. As a percentage of net revenue, S&M expenses decreased to 2.9% in the fourth quarter of fiscal 2013, compared to 3.4% in the same period of fiscal 2012, and decreased to 3.0% in fiscal 2013, compared to 3.7% in fiscal 2012. S&M expenses as a percentage of revenue is expected to maintain at a similar level in fiscal 2014 while the Company sustains its initiatives in brand promotion.

General and administrative (“G&A”) expenses for the fourth quarter of fiscal 2013 were RMB21.7 million (US$3.5 million) as compared to RMB18.6 million in the same period of fiscal 2012. G&A expenses for fiscal 2013 were RMB89.0 million (US$14.5 million) as compared to RMB86.7 million in fiscal 2012. As a percentage of net revenue, G&A expenses decreased to 34.0% in the fourth quarter of fiscal 2013, compared to 39.9% in the same period of fiscal 2012, and decreased to 42.0% in fiscal 2013, compared to 53.2% in fiscal 2012. The lower percentage of G&A expenses to net revenue primarily reflected the improvement of the Company’s operational leverage with the expansion of revenue scale.

Other operating income

Other operating income for the fourth quarter of fiscal 2013 increased 28.0% year-over-year to RMB6.3 million (US$1.0 million) from RMB4.9 million in the fourth quarter of fiscal 2012. The increase in the fourth quarter was mainly attributable to rental income. Other operating income for fiscal 2013 decreased 1.3% year-over-year to RMB16.2 million (US$ 2.6 million) from RMB16.4 million in fiscal 2012.

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Government subsidy

Government subsidy for the fourth quarter of fiscal 2013 increased to RMB1.5 million (US$0.2 million) from RMB 0.01 million in the same quarter last year. Government subsidy for fiscal 2013 increased more than three times year-over-year to RMB4.4 million (US$0.7 million) from RMB1.1 million in fiscal 2012. The increase in government subsidy was attributable to subsidy income increase from kindergartens and schools as a result of more favorable local government policies to support private education sector.

Net operating income

Net operating income for the fourth quarter of fiscal 2013 was RMB13.8 million (US$2.2 million), compared to a net operating loss of RMB54.4 million in the fourth quarter of fiscal 2012. Net operating income for fiscal 2013 was RMB13.6 million (US$2.2 million), compared to a net operating loss of RMB61.3 million in fiscal 2012.

Non-GAAP net operating income for the fourth quarter of fiscal 2013 was RMB13.8 million (US$2.2 million), compared to RMB6.6 million in the same quarter of fiscal 2012. Non-GAAP net operating income for fiscal 2013 was RMB14.6 million (US$2.4 million) as compared to RMB1.9 million in fiscal 2012.

Non-operating income

Interest income for the fourth quarter of fiscal 2013 was RMB0.4 million (US$0.07 million), compared to RMB0.5 million in the fourth quarter of fiscal 2012. Investment income for the fourth quarter of fiscal 2013 was RMB4.4 million (US$0.7 million), compared to RMB4.7 million in the fourth quarter of fiscal 2012. Other non-operating income for the fourth quarter of fiscal 2013 was RMB3.1 million (US$0.5 million), compared to RMB0.7 million in the same period of fiscal 2012.

Interest income for fiscal 2013 was RMB1.6 million (US$0.3 million), compared to RMB1.4 million in fiscal 2012. Investment income for fiscal 2013 was RMB18.2 million (US$3.0 million), compared to RMB18.7 million in fiscal 2012. Other non-operating loss for fiscal 2013 was RMB1.2 million (US$0.2 million), compared to other non-operating income of RMB4.0 million in fiscal 2012.

Income tax expenses

Income tax expenses for the fourth quarter of fiscal 2013 were RMB5.8 million (US$0.9 million), compared to RMB5.5 million for the same period in fiscal 2012. Income tax expenses for fiscal 2013 were RMB9.5 million (US$1.5 million), compared to RMB10.4 million in fiscal 2012.

Net income

Net income for the fourth quarter of fiscal 2013 was RMB15.9 million (US$2.6 million), compared to a net loss of RMB54.2 million in the same period of fiscal 2012. Basic and diluted earnings per share were RMB0.32 (US$0.05), compared to basic and diluted loss per share of RMB1.57 in the fourth quarter of fiscal 2012.

Net income for fiscal 2013 was RMB22.8 million (US$3.7 million), compared to a net loss of RMB47.7 million in fiscal 2012. Basic and diluted earnings per share were RMB0.47 (US$0.08), compared to basic and diluted loss per share of RMB1.47 in fiscal 2012.

Net income excluding intangible assets and goodwill impairment and share-based compensation expenses (non-GAAP) for the fourth quarter of fiscal 2013 was RMB15.9 million (US$2.6 million), compared to a non-GAAP net income of RMB6.9 million in the same period of fiscal 2012. Non-GAAP basic and diluted earnings per share for the fourth quarter of fiscal 2013 were RMB0.32 (US$0.05), compared to a non-GAAP basic and diluted earnings per share of RMB0.10 in the fourth quarter of fiscal 2012.

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Non-GAAP net income for fiscal 2013 was RMB23.7 million (US$3.9 million), compared to a non-GAAP net income of RMB15.5 million in fiscal 2012. Non-GAAP basic and diluted earnings per share for fiscal 2013 were RMB0.49 (US$0.08), compared to a non-GAAP basic and diluted earnings per share of RMB0.26.

Liquidity

Cash and cash equivalents, and short-term other investments totaled RMB530.9 million (US$86.5 million) on June 30, 2013, compared to RMB531.1 million on March 31, 2013. For the three months ended June 30, 2013, operating cash from continuing operations was RMB11.2 million (US$1.8 million).

Deferred revenue

Deferred revenue related to tuition fees and franchising fees as of June 30, 2013 was RMB37.4million (US$6.1 million). This compares to deferred revenue related to tuition fees and franchising fees of RMB60.3 million as of March 31, 2013. Deferred revenue primarily includes the tuition fees and franchising fees collected but has not yet recognized during the quarter. It will be recognized according to course and contract schedule.

Operational Updates

Noah operates 64 schools, kindergartens, and training centers in its network at the end of the fiscal 2013. The network includes 49 kindergartens, two of which have recently opened in the period and have begun contributing revenue. Currently, there are 11 kindergartens in their respective ramp up periods.

Noah's network also includes five primary and secondary schools. One of them opened in the first quarter of fiscal 2012 and remains in its ramp up stage, with an enrollment rate of 38% as of June 30, 2013.

Noah also operates 10 directly-owned supplemental training centers.

Student enrollment totaled over 21,200, reflecting a year-over-year increase of about 32% due to the expansion of the network. Categorized according to business service, more than 12,700 students are enrolled in kindergartens, while approximately 4,900 are accounted for in primary and secondary schools, and the remaining 3,600 are in directly owned supplemental training centers.

Financial Outlook for the First Quarter of Fiscal 2014 and Full Fiscal 2014

Based on current estimates and market conditions, for the first quarter of fiscal 2014, Noah expects to generate net revenue in the range of RMB47 million (US$7.6 million) to RMB50 million (US$8.1 million). For the full fiscal 2014, the Company expects to generate revenue between RMB237 million (US$38 million) and RMB251 million (US$41 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China) on Thursday, August 29, 2013 to discuss its fourth quarter and full fiscal year 2013 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-800-860-2442
International	+1-412-858-4600
China	10-800-120-2304, 10-800-712-2304
Hong Kong	800-962475

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Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah Education” as the verbal passcode to access the call. Replay of the conference call will be available from 10:00 am US Eastern Time on August 29, 2013 until 9:00 am US Eastern Time on September 6, 2013 by dialing the following numbers:

US	+1-877-344-7529
International	+1-412-317-0088
Passcode	10032587

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.noaheducation.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the rate of RMB6.1374, the noon buying rate for US dollars in effect on June 30, 2013 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes goodwill and intangible assets impairment and non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company's liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah's current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah's most recent Annual Report on Form 20-F and other filings with the SEC.

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Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

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Noah Education Holdings Ltd.

Consolidated Balance Sheet

	March 31,	June 30,
	2013	2013
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Assets

Current Assets
Cash and cash equivalents	161,356,566	447,928,254	72,983,389
Investments
Held to maturity investments	369,703,441	83,003,441	13,524,203
Accounts receivables, net of allowance of doubtful debts	337,131	294,145	47,927
Inventories	4,642,528	5,040,347	821,251
Pre-paid expenses, and other current assets	26,200,693	17,810,299	2,901,929
Total current assets	562,240,359	554,076,486	90,278,699
Investments	15,432,931	15,185,603	2,474,273
Property, plant and equipment, net	199,628,288	197,605,249	32,196,899
Intangible assets, net	81,752,779	80,314,386	13,086,060
Goodwill	75,486,941	75,486,942	12,299,498
Deposit for property, plant and equipment	2,586,916	8,515,947	1,387,550
Deferred tax assets – non-current	141,166	104,314	16,996
Total assets	937,269,380	931,288,927	151,739,975

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable (including account payables of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB1,315,664 and RMB2,073,692 as of March 31, 2013 and June 30, 2013, respectively)	1,358,983	2,120,699	345,537
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to the Company of RMB21,534,003 and RMB21,132,742 as of March 31, 2013 and June 30, 2013, respectively)	48,171,743	46,672,312	7,604,574
Advances from customers (including advance from customer of the consolidated VIEs without recourse to the Company of RMB463,408 and RMB850,842 as of March 31, 2013 and June 30, 2013, respectively)	468,703	860,708	140,240
Income tax payable (including income tax payables of the consolidated VIEs without recourse to the Company of RMB6,574,234 and RMB7,937,539 as of March 31, 2013 and June 30, 2013, respectively)	16,839,966	22,146,786	3,608,496
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB25,256,986 and RMB18,612,829 as of March 31, 2013 and June 30, 2013, respectively)	59,222,987	36,410,159	5,932,505
Contingent consideration payable	3,395,000	2,500,000	407,339
Total current liabilities	129,457,382	110,710,664	18,038,691
Deferred revenues – non-current	3,136,747	2,638,848	429,962
Deferred tax liabilities	9,813,852	9,407,560	1,532,825
Other liabilities	1,102,801	1,102,801	179,685
Total non-current liabilities	14,053,400	13,149,209	2,142,472
Total liabilities	143,510,782	123,859,873	20,181,163

Shareholders’ equity
Ordinary shares	14,841	14,841	2,418
Additional paid-in capital	1,047,772,763	1,047,772,763	170,719,321
Accumulated other comprehensive loss	(121,371,763)	(123,518,246)	(20,125,500)
Retained earnings	(202,709,680)	(190,854,928)	(31,097,033)
Total Noah Education Holdings Ltd. shareholders' equity	723,706,161	733,414,430	119,499,206
Non-controlling interests	70,052,437	74,014,624	12,059,606
Total equity	793,758,598	807,429,054	131,558,812
Total liabilities and shareholders’ equity	937,269,380	931,288,927	151,739,975

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Noah Education Holdings Ltd.

Consolidated Statement of Operations

	Three Months Ended June 30			Twelve Months Ended June 30
	2012	2013		2012	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	46,670,533	63,811,993	10,397,235	163,022,321	211,764,124	34,503,882
Cost of revenue	(23,560,020)	(33,827,948)	(5,511,772)	(86,377,388)	(120,979,945)	(19,711,921)
Gross profit	23,110,513	29,984,045	4,885,463	76,644,933	90,784,179	14,791,961
Research & development expenses	(846,283)	(488,625)	(79,614)	(3,103,168)	(2,100,036)	(342,170)
Sales & marketing expenses	(1,582,924)	(1,840,952)	(299,956)	(6,096,483)	(6,289,173)	(1,024,729)
General & administrative expenses	(18,606,416)	(21,683,966)	(3,533,087)	(86,725,310)	(89,021,907)	(14,504,824)
Other expenses	(945,742)	(30,433)	(4,959)	(2,059,054)	(285,123)	(46,457)
Impairment loss on goodwill and intangible assets	(60,586,075)	0	0	(57,393,867)	0	0
Total operating expenses	(82,567,440)	(24,043,976)	(3,917,616)	(155,377,882)	(97,696,239)	(15,918,180)
Subsidy income	84,408	1,526,522	248,725	1,064,143	4,378,299	713,380
Other operating income	4,923,095	6,303,475	1,027,060	16,382,373	16,165,428	2,633,921
Net operating income (loss)	(54,449,424)	13,770,066	2,243,632	(61,286,433)	13,631,667	2,221,082
Interest income	470,884	417,867	68,085	1,402,253	1,626,726	265,051
Investment income	4,671,575	4,359,530	710,322	18,682,916	18,159,919	2,958,894
Other non-operating income(loss)	689,887	3,086,485	502,898	3,953,068	(1,155,318)	(188,243)
Income before income taxes	(48,617,078)	21,633,948	3,524,937	(37,248,196)	32,262,994	5,256,784
Income tax (expenses)	(5,548,052)	(5,782,014)	(942,095)	(10,430,402)	(9,509,236)	(1,549,392)
Net income/(loss)	(54,165,130)	15,851,934	2,582,842	(47,678,598)	22,753,758	3,707,392
less: net income/(loss) attributable to non-controlling shareholders	3,330,381	3,997,185	651,283	5,879,287	5,738,124	934,943
Net income/(loss) attributable to Noah Education Holdings Ltd. shareholders	(57,495,511)	11,854,749	1,931,559	(53,557,885)	17,015,634	2,772,449

Net income/(loss) per share
Basic	(1.57)	0.32	0.05	(1.47)	0.47	0.08
Diluted	(1.57)	0.32	0.05	(1.47)	0.47	0.08

Weighted average ordinary shares outstanding
Basic	36,619,398	36,563,991	36,563,991	36,519,353	36,564,223	36,564,223
Diluted	36,688,122	36,567,076	36,567,076	36,588,077	36,568,954	36,568,954

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Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three Months Ended June 30					Twelve Months Ended June 30
	2012		2013			2012		2013
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev
GAAP net revenue	46,670,533	100.0%	63,811,993	10,397,235	100.0%	163,022,321	100.0%	211,764,124	34,503,882	100.0%

GAAP gross profit	23,110,513	49.5%	29,984,045	4,885,463	47.0%	76,644,933	47.0%	90,784,179	14,791,961	42.9%
Share-based compensation	-	0.0%	-	-	0.0%	-	0.0%	-	-	0.0%
Non-GAAP gross profit	23,110,513	49.5%	29,984,045	4,885,463	47.0%	76,644,933	47.0%	90,784,179	14,791,961	42.9%
GAAP operating income (loss)	(54,449,424)	-116.7%	13,770,066	2,243,631	21.6%	(61,286,433)	-37.6%	13,631,667	2,221,082	6.4%
Impairment on goodwill and intangible assets	60,586,075	129.8%	-	-	0.0%	60,393,867	37.0%	-	-	0.0%
Share-based compensation	480,169	1.0%	-	-	0.0%	2,760,006	1.7%	960,337	156,473	0.5%
Non-GAAP operating income	6,616,820	14.2%	13,770,066	2,243,631	21.6%	1,867,440	1.1%	14,592,004	2,377,555	6.9%
GAAP net income	(54,165,130)	-116.1%	15,851,934	2,582,842	24.8%	(47,678,598)	-29.2%	22,753,758	3,707,392	10.7
Impairment on goodwill and intangible assets	60,586,075	129.8%	-	-	0.0%	60,393,867	37.0%	-	-	0.0%
Share-based compensation	480,169	1.0%	-	-	0.0%	2,760,006	1.7%	960,337	156,473	0.5%
Non-GAAP net income	6,901,114	14.8%	15,851,934	2,582,842	24.8%	15,475,275	9.5%	23,714,095	3,863,865	11.2%
GAAP net income per share
Basic	(1.57)		0.32	0.05		(1.47)		0.47	0.08
Diluted	(1.57)		0.32	0.05		(1.47)		0.47	0.08
Non-GAAP income per share
Basic	0.10		0.32	0.05		0.26		0.49	0.08
Diluted	0.10		0.32	0.05		0.26		0.49	0.08

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance

10

Noah Education Holdings Ltd.

Reconciliation of Operating Income to EBITDA

	Three months ended June 30			Twelve months ended June 30
	2012	2013		2012	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Operating income	(54,449,424)	13,770,066	2,243,632	(61,286,433)	13,631,667	2,221,082
Depreciation	7,289,001	7,397,939	1,205,386	23,222,390	28,145,924	4,585,969
Amortization	1,200,121	1,508,393	245,771	4,703,847	5,621,002	915,860
Impairment on goodwill and IA	60,586,075	0	0	60,393,867	0	0
EBITDA	14,625,773	22,676,398	3,694,789	27,033,671	47,398,593	7,722,911

11

Noah Education Holdings Ltd.

Consolidated Cash Flow Statement

	Three Months Ended June 30			Twelve Months Ended June 30
	2012	2013		2012	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Cash flows from operating activities
Net income	(54,165,130)	15,851,934	2,582,842	(47,678,598)	22,753,758	3,707,392
Adjustments to reconcile net income
Amortization of intangible assets	1,200,121	1,508,393	245,771	4,703,847	5,621,002	915,860
Depreciation of property, plant and equipment	7,289,001	7,397,939	1,205,386	23,222,390	28,145,924	4,585,969
Share-based compensation expense	480,169	0	0	2,760,006	960,337	156,473
Loss/(gain) on disposal of fixed assets	47,199	(59,249)	(9,654)	60,395	260,373	42,424
Allowance for doubtful debts	583,753	0	0	583,753	462,288	75,323
Impairment loss on Franklin investment	788,696	123,574	20,135	1,890,270	6,390,487	1,041,237
Impairment loss on goodwill and intangible assets	60,586,075	0	0	60,393,867	0	0
Changes in fair value of contingent payable	(279,663)	(895,000)	(145,827)	(58,665)	(895,000)	(145,827)
Disposal of subsidiary	(302,004)	0	0	(302,004)	0	0
Unrealized exchange difference	620,647	0	0	0	0	0

Change in current assets and liabilities
Accounts receivables	(293,062)	42,986	7,004	333,400	(5,579)	(909)
Related party receivables	27,304	0	0	0	0	0
Inventories	(53,293)	(397,819)	(64,819)	671,497	411,464	67,042
Prepaid and others	540,926	6,380,087	1,039,542	(5,952,494)	13,222,763	2,154,457
Deferred tax asset	100,136	36,852	6,004	195,050	194,517	31,694
Accounts payable	(278,766)	761,716	124,111	(1,057,025)	342,130	55,745
Other payables and accruals	(7,389,424)	(1,534,422)	(250,013)	(9,996,010)	14,059,857	2,290,851
Advances from customers	218,070	392,005	63,872	204,232	428,960	69,893
Deferred revenue	(15,794,940)	(23,310,727)	(3,798,144)	6,331,587	(3,232,364)	(526,667)
Income tax payable	4,041,445	5,306,820	864,669	8,485,705	7,929,001	1,291,915
Deferred tax liability	(111,793)	(406,293)	(66,200)	(1,572,771)	(2,403,361)	(391,593)
Operating cash provided (used) by continuing operations	(2,144,533)	11,198,796	1,824,679	43,218,432	94,646,557	15,421,279

Cash flows from investing activities
Acquisition of property, plant and equipment	(3,891,815)	(5,384,777)	(877,371)	(27,139,743)	(35,363,160)	(5,761,912)
Prepayment for property, plant and equipment	2,185,531	(3,918,724)	(638,499)	0	(8,515,947)	(1,387,550)
Acquisition of intangible assets	0	(70,000)	(11,405)	0	(220,000)	(35,846)
Acquisition of Wentai	0	0	0	(697,611)	0	0
Acquisition of Kindergartens	0	0	0	0	(1,200,000)	(195,523)
Acquisition of DDK	0	0	0	0	(6,759,739)	(1,101,401)
Acquisition of Xiaoxiao	0	0	0	0	(21,961,598)	(3,578,323)
Acquisition of Yuanbo	0	0	0	(25,097,061)	(7,272,337)	(1,184,921)
Disposal of Subsidiary	(80,403)	0	0	(280,403)	0	0
Disposal of PPE	0	69,124	11,263	0	69,124	11,263
Settlement of related party receivables	0	0	0	47,532,200	0	0
Decrease/(Increase) in held-to-maturity investment	335,300,000	286,700,000	46,713,592	29,500,000	(62,500,000)	(10,183,465)
Decrease in short-term fixed deposits	0	0	0	32,000,000	0	0
Investing cash provided (used) by continuing operations	333,513,313	277,395,623	45,197,580	55,817,382	(143,723,657)	(23,417,678)

Cash flows from financing activities
Proceed from exercise of employee share options	0	0	0	1,572,428	0	0
Share repurchases	(108,894)	0	0	(254,511)	(51,178)	(8,339)
Dividend paid to non-controlling shareholders	0	0	0	(950,000)	(1,422,417)	(231,762)
Financing cash provided (used) by continuing operations	(108,894)	0	0	367,917	(1,473,595)	(240,101)

Effect of exchange rate changes on cash	87,250	(2,022,731)	(329,574)	(3,505,779)	(3,293,705)	(536,661)
Net increase (decrease) in cash	331,259,886	288,594,419	47,022,259	99,403,731	(50,550,695)	(8,236,500)
Cash and cash equivalent at beginning of period	170,425,517	161,356,566	26,290,704	405,874,701	501,772,653	81,756,550
Cash and cash equivalents at end of period	501,772,653	447,928,254	72,983,389	501,772,653	447,928,253	72,983,389

12